Exhibit 8.1

SUBSIDIARIES OF GILAT SATELLITE NETWORKS LTD.

Gilat Satellite Networks Ltd. has the following significant wholly owned subsidiaries:

1	Gilat Satellite Networks (Holland) B.V.	Netherlands
2	Gilat Colombia S.A. E.S.P	Colombia
3	Gilat to Home Peru S.A	Peru
4	Gilat do Brazil Ltda.	Brazil
5	Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico
6	Wavestream Corporation	USA/Delaware
7	Gilat North America LLC (former name: Raysat Antenna Systems LLC)	USA/Delaware
8	Gilat Australia Pty Ltd	Australia
9	Gilat Satellite Networks (Eurasia) Limited Liability Company	Russia
10	Gilat Satellite Networks MDC (Moldova)	Moldova
11	Raysat Bulgaria EOOD	Bulgaria
12	Gilat Satellite Communication Technology (Beijing) Ltd.	China